

August 19, 2013

Via E-mail
Mr. Soren Degn, Chief Financial Officer
LiqTech International, Inc.
Industriparken 22C,
DK2750 Ballerup, Denmark

> **Re: LiqTech International, Inc.**
> **Form 10-K For the year ended December 31, 2012**
> **Filed March 27, 2013**
> **Form 10-Q for the quarter ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 0-53769**

Dear Mr. Degn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1. We note that on March 27, 2013 the company publicly announced the appointment of Mr. Helmer as the company's new CEO. However, we note that no Form 8-K was filed in compliance with Item 5.02(c) of Form 8-K. Please advise, and in the future ensure the timely filing of applicable Exchange Act reports.

Risk Factors, page 12

Historically, we have been dependent on a few major customers for a significant portion of our company's revenue…, page 15

2.   It appears that allowance for doubtful accounts for fiscal year 2012 increased significantly compared to the prior period. We also note your page 30 disclosure stating that one of your major customers had the court appoint a receiver. In future filings, please expand your risk factor disclosure to address credit risks related to your customers as well as quantify possible "material adverse effect on [y]our operations" due to loss of a significant customer or due to reduced demand for your products. Your future MD&A disclosure should also address how your customers' credit impacts your results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Expenses, page 24

3.   We note that cost of goods sold as a percentage of sales increased by 12% from 2011 to 2012, but no indication is given as to the cause of this increase. Similarly, you provide no qualitative or quantitative disclosure with respect to the underlying factors driving the increase in operating and selling expenses. For example, what was the increased investment in sales resources with respect to Germany and Singapore as your new primary markets? Please ensure that in future filings you identify and quantify the factors having a material impact on your operating results. Supplementally please show us what this disclosure would have looked like for fiscal 2012.

Significant Accounting Policies and Critical Accounting Estimates, page 29

Accounts Receivable / Long Term Receivable / Allowance for…page 30

4.   We note that you have established an allowance of $700,000 for one customer who had a court appointed receiver. Please tell us whether you have any remaining receivables on your balance sheet related to this customer and if so, how much.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 34

5.   You state that a letter from PSH is incorporated by reference as Exhibit 16. We note that there is no Exhibit 16 listed in the exhibit index. Please advise.

Executive Compensation, page 40

Compensation of Directors, page 43

6.   In future filings please revise your disclosure to include Mr. Petersen's compensation as Chairman of the Board, in the director compensation table in accordance with Item 402(r) of Regulation S-K. Please note that Mr. Petersen's compensation pursuant to the Bonus and Services Agreements must be presented in the "All Other Compensation" column. See Item 402(r)(2)(vii) of Regulation S-K. Please show us supplementally what this disclosure would have looked like for fiscal year 2012.

Notes to Consolidated Financial Statements

Note 10 – Income Taxes, page F-16

7.   We note that management has estimated that all of the deferred tax assets will be realized and consequently, a valuation allowance was not recorded and we note that you have recently experienced tax losses. Please tell us and revise future filings to disclose what positive and negative evidence you have utilized to determine that a valuation allowances is not necessary and specifically address the recent losses in your discussion. Please refer to ASC Topic 740-10-30.

Note 13 – Stockholders' Equity, page F-18

Common Stock Purchase Warrants, page F-19

8.   Please tell us whether your stock warrants can be settled in cash.

Form 10-Q for the quarter ended June 30, 2013

Consolidated Statement of Cash Flows, page 8

9.   Please revise future cash flow statements to begin with Net Income rather than Net Income Attributable to LiqTech. Refer to ASC Topic 230-10-45.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief